

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
George Doyle
Chief Financial Officer and Treasurer
Landmark Infrastructure Partners LP
2141 Roscrans Avenue, Suite 2100
El Segundo, CA 90245

> **Re: Landmark Infrastructure Partners LP**
> **Draft Registration Statement on Form S-11**
> **Submitted August 6, 2014**
> **CIK No. 0001615346**

Dear Mr. Doyle:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that Fund A and Fund D will contribute substantially all their assets and liabilities to you in exchange for common units, subordinated units and cash and then will subsequently liquidate. Please tell us why you believe the roll-up rules are not applicable to this transaction. See Items 901 through 915 of Regulation S-K for guidance.

4.   Please also tell us what exemption from registration you are relying on for the distribution of units to the legacy members of the Contributing Landmark Funds and the distribution of subordinated units and incentive distribution rights to Landmark.

5.   Please update all the financial information provided to include the six month period ended June 30, 2014.

Prospectus Summary, page 1

6.   Please revise your summary section and elsewhere to clarify how you plan to make acquisitions and identify the individuals or entities that are responsible for your acquisitions. Based on your current disclosure, it appears Landmark is the only entity upon which you are dependent to identify assets for acquisition and as such, please revise to clarify that fact. Please add a summary risk factor on this point and indicate that there is no contractual obligation or duty to provide acquisition services to you.

Right of First Offer Assets, page 6

7.   Please remove the detailed disclosure regarding the "Right of First Offer Assets" from your Summary section.

Our Relationship with Landmark, page 7

8.   Please explain what is meant by the statement that Landmark "intends to use us as a significant vehicle to achieve further growth." Please cite to specific actions that Landmark plans to take.

Risk Factors, page 8

9.   We note your risk factor on page 30 regarding the potential inability to protect your rights to your real property interests as they primarily consist of rights under leases and long-term or perpetual easements instead of a fee simple ownership. Please include a brief overview of this risk in your summary risk factors section.

Use of Proceeds, page 46

10.   Please clarify where the distribution to Fund A and Fund B have been reflected in the unaudited pro forma financial statements. Please tell us if this distribution is separate from the cash amount that will be paid to these same funds as partial consideration for the assets and liabilities that will be received related to the formation transactions.

Capitalization, page 47

11.   Please present pro forma capitalization reflecting the formation transactions separately from the offering and use of proceeds.

Dilution, page 48

12.   Please revise your table to show the historical net tangible book value of the predecessor and the effects of the formation transaction on the net tangible book value prior to the offering separately.

Cash Distribution Policy and Restriction on Distributions, page 49

13.   Please revise this section to also provide an annualized distribution rate and related disclosure assuming that all subordinated units are no longer subordinated or tell us why you believe the potential impact is not material.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended March 31, 2014, and the Year Ended December 31, 2013, page 54

14.   Please clarify and disclose in your amended filing the company's approach to determine Pro Forma net income for the Twelve Months Ended March 31, 2014.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 57

15.   We note that there is a gap period between the date on which your backcast ends and your forecasts begins. Please clarify and disclose in your amended filing whether there is anything in the gap period that is expected to differ materially from what has been presented.

16.   Please include historical information for all of the line items in the forecast you provide on page 57.

Significant Forecast Assumptions, page 58

17.   Please tell us how you factored in the cancellation policies within your leases in estimating lease revenue. Specifically, you disclose elsewhere that certain of your lease can be cancelled with less than 180 days notice without significant penalty.

Factors That May Influence Future Results of Operations, page 82

18.   We note that you intended to pursue acquisitions of real property interests from Landmark, its affiliates and third parties, "consistent with [y]our existing underwriting criteria." Please revise throughout to describe your underwriting criteria.

Historical Results of Operations of our Predecessor, page 86

19.   Please include disclosure that quantifies the amount and percentage of your revenue and describes relevant property metrics, such as occupancy and effective rent rates, for different structure types, i.e., wireless communication, outdoor advertising and renewable power generation, on a historical basis. Alternatively, tell us why such disclosure is not material.

New Revolving Credit Facility, page 91

20.   When you enter into your new revolving credit facility, please update your disclosure to provide a brief description of the material terms, including a description of covenants that may limit your ability to pay distributions.

Business and Properties, page 94

21.   We note that throughout your prospectus, you provide portfolio information on a quarterly basis. Please also provide such information on an annual basis or advise.

22.   Please also disclose average effective rent rates per structure type and relative occupancy rates in your portfolio table.

23.   We note that throughout the prospectus in your property interest tables you assume that the average remaining lease term includes the exercise of all remaining renewal options of tenant leases. Please disclose the impact if such leases are not renewed.

Our Real Property Interest Locations, page 103

24.   Please also provide tabular disclosure of the geographic breakdown of your real property interests by structure type.

Our Real Property Interest by Remaining Term, page 106

25.   Please also provide this information on a per structure type basis.

26.   We note that the majority of your tenant leases are triple-net. Please discuss how management monitors tenant credit quality.

Landmark's Acquisition Platform, page 114

27.   We note your detailed disclosure regarding Landmark's acquisition platform. As you note earlier, Landmark is under no formal obligation to make acquisitions on your behalf and as such, this disclosure appears overbroad. Please revise to limit your reference to Landmark's business strengths unless there is a set contractual obligation or duty to provide such services to you.

Landmark Infrastructure Partners LP Pro Forma Combined Financial Statements, page F-2

28.   We note management's conclusion that the formation transactions are a reorganization of entities under common control since these entities have common management and ownership. Please provide your analysis that supports this conclusion.

1.Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Footnote (B) & Footnote (C), page F-6

29.   Please provide to us and disclose in your amended filing the assumptions used by management to determine the pro forma adjustments required to reflect the historical basis of Landmark. In addition, please disclosure how the information provided within the footnote ties to the specific adjustments made within the pro formas.

2.Adjustments to the Pro Forma Combined Statement of Operations, page F-7

Footnote (CC)

30.   Please clarify how the adjustments made to reflect the elimination of the historical change in fair value of the interest rate swap contracts and the write off of the

unamortized balance of deferred loan costs have a continuing impact. Additionally, provide to us and disclose in your amended filing the assumptions used by management when determining this adjustment for the three months ended March 31, 2014.

Financial Statements

Landmark Infrastructure Partners LP Predecessor

Notes to Combined Financial Statements, page F-14

31.   Please provide the company's analysis to support the conclusion that pushdown accounting should not be applied to the financial statements of the Predecessor due to a change in control that occurred on December 21, 2012 as a result of an acquisition by Landmark. Cite all relevant accounting literature within your response.

Schedule III, page F-37

32.   Please clarify why only amounts related to Land have been included in this schedule.

Landmark Infrastructure Partners LP – Balance Sheet, page F-39

33.   Please tell us the amount of the organizational and offering costs paid by related parties for the periods presented and to date. Where these costs will be directly or indirectly reimbursed, tell us how the company considered the guidance in SAB Topic 5D when preparing the related financial statements.

Index to Exhibits

34.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

35.   We note that you include "form of" exhibits in your Index to Exhibits. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: William N. Finnegan IV